JinkoSolar Announces Third Quarter 2011 Results

SHANGHAI, China, November 21, 2011 – JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a fast-growing vertically integrated solar power product manufacturer with low-cost operations based in China, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights

•
Total solar product shipments were 257.7 megawatts (“MW”), compared with 254.1 MW in the second quarter of 2011 and 134.8 MW in the third quarter of 2010, representing an increase of 1.4% sequentially and 91.2% year-over-year.

•	Total revenues were RMB1.8 billion (US$279.2 million), an increase of 23.8% year-over-year, and a decrease of 21.4% sequentially.

•
Gross margin was 3.7%, compared with 25.4% in the second quarter of 2011 and 33.5% in the third quarter of 2010. The negative impact of an RMB170.9 million (US$26.8 million) inventory provision to third quarter gross margin was 9.6%.

•	In-house gross margin(1) was 18.4%, compared with 30.5% in the second quarter of 2011 and 38.6% in the third quarter of 2010.

•
Loss from operations was RMB197.3 million (US$30.9 million), compared with income from operations of RMB409.9 million in the second quarter of 2011 and income from operations of RMB379.3 million in the third quarter of 2010.

•	Net income was RMB68.1 million (US$10.7 million), a decrease of 71.1% sequentially and a decrease of 73.8% year-over-year.

•	Diluted loss per share was RMB2.97 (US$0.47), compared with diluted earnings per share of RMB2.23 in the second quarter of 2011 and diluted earnings per share of RMB2.93 in the third quarter of 2010.

•
Diluted loss per American depositary share (“ADS”) was RMB11.88 (US$1.86), compared with diluted earnings per ADS of RMB8.91 in the second quarter of 2011 and diluted earnings per ADS of RMB11.70 in the third quarter of 2010. Each ADS represents four ordinary shares.

(1) JinkoSolar defines “in-house gross margin” as the gross margin of PV modules produced using the Company’s in-house produced silicon wafers and solar cells.

“The third quarter of 2011 was clearly a challenging period for both our company and the industry as a whole as the uncertain economic environment throughout Europe pressured demand and the typical seasonal upturn in Germany failed to materialize,” commented Mr. Kangping Chen, JinkoSolar’s chief executive officer. “During the quarter, we came in line with the high-end of our revised guidance for total module shipments and revenue, but significant pricing pressure in the market drove down average selling prices (ASPs) of solar products faster than we anticipated while the polysilicon prices did not fall as rapidly.  Unfortunately this mismatch had a significant impact on our margins and was the primary reason behind a non-cash inventory provision.  In the face of such extremely challenging market conditions, we continued to take advantage of our vertically integrated business model to find new efficiencies in our production processes and squeeze out incremental improvements in our cost structure.  As a result, we were able to keep our in-house gross margin at high teens while our overall gross margin stayed positive.”

“Total product shipments hit a new record of 257.7 megawatts, which would not have been possible were it not for the strong relationships and support we have maintained among our customers around the world. Despite the situation in Europe, we intend to further grow our market share in the region with our mature sales team and solid market presence.   We will also continue to build our teams in the US and China, further expand our geographic footprint by establishing an on-the-ground presence in Canada and Australia, and explore other emerging solar markets such as India and South Africa.”

“As we look forward, solar demand over the long term remains promising, but growth rates are clearly going to moderate in the near-term. While we expect some amount of rationalization in terms of module supply around the world before the industry emerges from its current lows, we believe we are particularly well positioned to lead the industry in recovery given our strong balance sheet, competitive cost structure, efficient assets, and wide-reaching global presence.”

Third Quarter 2011 Financial Results

Total Revenues

Total revenues in the third quarter of 2011 were RMB1.8 billion (US$279.2 million), a decrease of 21.4% from RMB 2.3 billion in the second quarter of 2011 and an increase of 23.8% from RMB1.4 billion in the third quarter of 2010. The sequential decrease in revenues was primarily due to an industry-wide decline in the average selling price of solar products which was partially offset by an increase in the sales volume of solar modules as a result of the Company’s increased sales efforts.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2011 was RMB66.0 million (US$10.4 million), a decrease of 88.5% from RMB576.4 million in the second quarter of 2011 and 86.3% from RMB481.9 million in the third quarter of 2010. Gross profit for the third quarter of 2011 included a non-cash inventory provision of RMB170.9 million (US$26.8 million), compared with an inventory provision of RMB26.8 million in the second quarter of 2011 and a utilization of inventory provision of RMB0.9 million in the third quarter of 2010.

Gross margin was 3.7% in the third quarter of 2011, a decrease from 25.4% in the second quarter of 2011 and a decrease from 33.5% in the third quarter of 2010. Aside from the non-cash inventory provision, the sequential and year-over-year decrease in gross margin was primarily due to a decline in the average selling price of solar modules, which was partially offset by declining polysilicon prices and operating efficiency improvements.

In-house gross margin relating to the Company’s in-house silicon wafer, solar cell and solar module production was 18.4% in the third quarter of 2011, compared with 30.5% in the second quarter of 2011 and 38.6% in the third quarter of 2010.  The decline was mainly because the average selling price of solar modules fell more rapidly than the price of polysilicon.

Income from Operations and Operating Margin

Loss from operations in the third quarter of 2011 was RMB197.3 million (US$30.9 million), compared with income from operations of RMB409.9 million in the second quarter of 2011 and income from operations of  RMB379.3 million in the third quarter of 2010. Operating margin in the third quarter of 2011 was a negative 11.1%, compared with a positive 18.1% in the second quarter of 2011 and a positive 26.4% in the third quarter of 2010.

Total operating expenses in the third quarter of 2011 were RMB263.3 million (US$41.3 million), an increase of 58.1% from RMB166.5 million in the second quarter of 2011 and an increase of 156.6% from RMB102.6 million in the third quarter of 2010. The sequential increase was mainly due to a provision for bad debt of RMB116.8 million (US$18.3 million), which was partially offset by a decrease in sales and marketing expenses, which traditionally decline in line with revenue.

Operating expenses represented 14.8% of total revenues in the third quarter of 2011, an increase from 7.3% in the second quarter of 2011 and an increase from 7.1% in the third quarter of 2010.

Interest Expense, Net

Net interest expense in the third quarter of 2011 was RMB49.5 million (US$7.8 million), an increase of 8.3% from RMB45.7 million in the second quarter of 2011 and 186.1% from RMB17.3 million in the third quarter of 2010. The sequential increase in net interest expense was primarily attributable to the first full quarter of interest expense incurred by the Company on the convertible senior notes which were issued in May 2011 and bear an annual interest rate of 4%. This resulted in RMB8.0 million (US$1.3 million) in interest expense in the third quarter of 2011, compared with RMB4.0 million in the previous quarter. The sequential increase in net interest expense was also due to the increase in long-term and short-term borrowings.

Foreign Currency Exchange Gain (Loss)

The Company recorded a foreign currency exchange loss of RMB8.6 million (US$1.3 million) in the third quarter of 2011.  A foreign currency exchange loss of RMB77.0 million (US$12.1 million) was partially offset by a gain in the change in fair value of forward contracts of RMB68.5 million (US$10.7 million), both of which were due to the depreciation of the Euro and U.S. dollar against the Renminbi.

Change in Fair Value of Derivatives of Convertible Senior Notes and Capped Call Options

The Company recognized a change in fair value of convertible senior notes and capped call options of RMB311.1 million (US$48.8 million) due to a gain from the change in fair value of convertible senior notes, which was partially offset by a loss from the change in fair value of capped call options.

Other Income (Expense), Net

Other expense in the third quarter of 2011 was RMB3.7 million (US$0.6 million), compared with other income of RMB0.6 million in the second quarter of 2011 and other income of RMB4.7 million in the third quarter of 2010.

Income Tax Expense

The Company recognized a tax expense of RMB1.0 million (US$0.2 million) in the third quarter of 2011, compared with a tax expense of RMB45.0 million in the second quarter of 2011 and a tax expense of RMB38.2 million in the third quarter of 2010. The Company expects to have an effective tax rate of approximately 13.4% for the full year of 2011.

Net Income and Earnings per Share

Net income in the third quarter of 2011 was RMB68.1 million (US$10.7 million), a decrease of 71.1% from RMB235.3 million in the second quarter of 2011 and a decrease of 73.8% from RMB259.5 million in the third quarter of 2010.

Basic earnings per share were RMB0.72 (US$0.11) and diluted loss per share was RMB2.97 (US$0.47) in the third quarter of 2011 Basic earnings per ADS were RMB2.86 (US$0.45) and diluted loss per ADS was RMB11.88 (US$1.86) in the third quarter of 2011.

Non-GAAP net loss in the third quarter of 2011(2)  was RMB247.9 million (US$38.9 million), compared with non-GAAP net income of RMB286.5 million in the second quarter of 2011 and  non-GAAP net income of RMB259.5 million in the third quarter of 2010.

Non-GAAP basic and diluted loss per share in the third quarter of 2011 were RMB2.61 (US$0.41) and RMB2.58 (US$0.41), respectively, non-GAAP basic and diluted loss per ADS were RMB10.43 (US$1.63) and RMB10.33 (US$1.62), respectively in the third quarter of 2011.

(2)  JinkoSolar adjusts net income (loss) to exclude 1) changes in fair value of convertible senior notes and capped call options, 2) interest expenses on the convertible senior notes, and 3) the exchange gain on the convertible senior notes and capped call options.

Financial Position

As of September 30, 2011, the Company had RMB962.0 million (US$150.8 million) in cash, cash equivalents and restricted cash, compared with RMB938.0 million as of December 31, 2010.

Capital expenditures in the third quarter of 2011 were RMB341.9 million (US$53.6 million), which was used for the procurement of silicon wafer, solar cell and solar module manufacturing equipment as the Company continued to ramp up its production capacity.

As of September 30, 2011, total short-term borrowings including the current portion of long-term bank borrowings were RMB2.0 billion (US$320.4 million), compared with RMB1.2 billion as of December 31, 2010. Total long-term borrowings were RMB304.8 million (US$47.8 million) as of September 30, 2011, compared with RMB269.3 million as of December 31, 2010.

As of September 30, 2011, the Company’s working capital balance was negative RMB301.2 million (US$47.2 million), compared with RMB252.6 million as of December 31, 2010.

Third Quarter 2011 Operational Highlights

Solar Product Shipments

Total solar product shipments in the third quarter of 2011 were 257.7 MW, including 23.9 MW of silicon wafers, 15.6 MW of solar cells and 218.2 MW of solar modules. By comparison, total shipments for the second quarter of 2011 were 254.1 MW, consisting of 35.6 MW of silicon wafers, 11.8 MW of solar cells and 206.7 MW of solar modules.

Capacity Expansion of Solar Products

In the third quarter of 2011, the Company expanded its in-house annual silicon wafer, solar cell and solar module production capacity from approximately 1,100 MW each as of June 30, 2011 to approximately 1,200 MW each as of September 30, 2011.

Recent Business Developments

•
In August 2011, JinkoSolar opened a new branch in Zug, Switzerland. The new branch reinforces JinkoSolar’s global presence and will help expand the Company’s local operational capabilities to service its growing European customer base.

•	In September 2011, JinkoSolar won a bid to supply China Guangdong Nuclear Solar Energy Development Company with 38 MW of solar modules for two grid-connected PV power plant projects.

•
As of October 2011, the Company had repurchased and retired a total of 1,222,600 American Depositary Shares ("ADSs"), representing 4,890,400 of its ordinary shares since the beginning of the share repurchase program which was approved by the board of directors on May 6, 2011.

•
In November 2011, JinkoSolar was selected as the preferred module provider for a partnership between AEE Renewables plc and EPC Graess Solartechnik to provide 14MW of solar modules for three solar projects across the United Kingdom. In total, the three solar projects will produce approximately 12,500,000 kWh of power annually.

Operations and Business Outlook

Fourth Quarter 2011 Guidance

For the fourth quarter of 2011, JinkoSolar expects total solar module shipments to be approximately 180 MW to 210 MW. Total revenues are expected to be approximately US$180 million to US$210 million. The Company’s in-house annual silicon wafer, solar cell and solar module production capacities are expected to remain approximately 1.2 GW each by the end of the year of 2011.

Full Year 2011 Guidance

For the full year 2011, the Company has readjusted its guidance range to 770 MW to 800 MW in total solar module shipments and US$1.1 billion to US$1.2 billion in total revenues. The Company reduces its in-house annual silicon wafer, solar cell and solar module production capacity targets from 1.5 GW each to approximately 1.2 GW each by the end of 2011 due to weak market conditions.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Monday, November 21, 2011 at 7:00 p.m. U.S. Eastern Standard Time (8:00 a.m. Beijing / Hong Kong time on November 22).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-2475-0994
U.S. Toll Free:	+1-866-519-4004
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Standard Time, November 29, 2011. The dial-in details for the replay are as follows:

International:	+61-2-8235-5000
Passcode:	26655043

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing, vertically integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S. and Bologna, Italy. JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of approximately 1.2 GW each for silicon ingots, wafers, solar cells and solar modules as of September 30, 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions.

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income, non-GAAP Earnings Per Share, non-GAAP earnings per ADS and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to convertible senior notes and capped call options:

●
Non-GAAP net income (loss) is adjusted to exclude the expenses relating to the issuance of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options;

●
Non-GAAP earnings (loss) per share and non-GAAP earnings (loss) per ADS are adjusted to exclude the expenses relating to the issuance of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options as well as incremental shares for assumed conversions of convertible senior notes; and

●
Non-GAAP diluted weighted average ordinary shares outstanding are adjusted to exclude incremental shares for assumed conversions of convertible senior notes. The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2011, which was RMB6.3780 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2011, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, JinkoSolar’s ability to obtain additional capital to fund its operations and business expansion, its ability to obtain sufficient silicon raw materials in a timely manner, the general economic and business environment and conditions, the volatility of JinkoSolar’s operating results, its ability to attract and retain qualified employees, key technical personnel and executive officers. Further information regarding these and other risks is included in JinkoSolar’s public filings with the Securities and Exchange Commission, including its annual report on Form 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 25, 2011, as amended on May 10, 2011 and September 2, 2011. All information provided in this press release is as of November 21, 2011. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:
Longgen Zhang
JinkoSolar Holding Co., Ltd.
Tel: +86 21 6106 4018
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5826-4939
Email: carnell@christensenir.com

In the U.S.:
Jeff Bloker
Christensen
Tel: +1-480-614-3003
Email: jbloker@christensenir.com

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME DATA
(in thousands, except ADS and Share data)

	For the quarter ended
	September 30, 2010	June 30, 2011	September 30, 2011
	RMB	RMB	RMB	USD

Total revenues	1,438,319	2,266,012	1,781,052	279,249

Cost of revenues	(956,425)	(1,689,627)	(1,715,011)	(268,895)

Gross profit	481,894	576,385	66,041	10,354

Operating expenses:
Selling and marketing	(64,035)	(97,754)	(73,933)	(11,592)
General and administrative	(32,924)	(60,773)	(184,136)	(28,870)
Research and development	(5,630)	(7,994)	(5,238)	(821)

Total operating expenses	(102,589)	(166,521)	(263,307)	(41,283)

(Loss)/income from operations	379,305	409,864	(197,266)	(30,929)
Interest expenses, net	(17,266)	(45,732)	(49,520)	(7,764)
Convertible senior notes issuance costs	-	(30,154)	-	-
Subsidy income	2,863	1,643	17,044	2,672
Investment gain	60	-	-	-
Exchange (loss)/gain	1,682	(5,815)	(77,039)	(12,079)
Other (expenses)/income, net	4,717	610	(3,725)	(585)
Change in fair value of forward contracts	(73,683)	(30,088)	68,453	10,734
Change in fair value of convertible senior notes and capped call options	-	(20,059)	311,144	48,784
Income before income taxes	297,678	280,269	69,091	10,833
Income taxes expense	(38,170)	(45,007)	(986)	(155)

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	259,508	235,262	68,105	10,678

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share -
Basic	2.99	2.47	0.72	0.11
Diluted	2.93	2.23	(2.97)	(0.47)

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS -
Basic	11.94	9.87	2.86	0.45
Diluted	11.70	8.91	(11.88)	(1.86)

Weighted average ordinary shares outstanding -
Basic	86,927,850	95,335,454	95,115,055	95,115,055
Diluted	88,719,210	104,605,911	110,780,910	110,780,910

NON-GAAP RECONCILIATION

1. Non-GAAP net income

GAAP net income	259,508	235,262	68,105	10,678

Change in fair value of convertible senior notes and capped call options	-	20,059	(311,144)	(48,784)

Convertible senior notes issuance costs	-	30,154	-	-

4% of interest expense of convertible senior notes	-	3,997	7,982	1,252

Exchange gain on convertible senior notes and capped call options	-	(3,012)	(12,887)	(2,021)

Non-GAAP net income	259,508	286,460	(247,944)	(38,875)

2. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	259,508	235,262	68,105	10,678

Change in fair value of convertible senior notes and capped call options	-	20,059	(311,144)	(48,784)

Convertible senior notes issuance costs	-	30,154	-	-

4% of interest expense of convertible senior notes	-	3,997	7,982	1,252

Exchange gain on convertible senior notes and capped call options	-	(3,012)	(12,887)	(2,021)

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders – Basic	259,508	286,460	(247,944)	(38,875)

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per share -
Basic	2.99	3.00	(2.61)	(0.41)
Diluted	2.93	2.94	(2.58)	(0.41)

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	11.94	12.02	(10.43)	(1.63)
Diluted	11.70	11.77	(10.33)	(1.62)

Non-GAAP weighted average ordinary shares outstanding -
Basic	86,927,850	95,335,454	95,115,055	95,115,055
Diluted	88,719,210	97,363,114	95,966,098	95,966,098

3. Non-GAAP diluted weighted average ordinary shares outstanding

GAAP weighted average ordinary shares outstanding - Diluted	88,719,210	104,605,911	110,780,910	110,780,910

Less: incremental shares for assumed conversions of convertible senior notes	-	(7,242,797)	(14,814,812)	(14,814,812)

Non-GAAP weighted average ordinary shares outstanding - Diluted	88,719,210	97,363,114	95,966,098	95,966,098

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2010	September 30, 2011
	RMB	RMB	USD
	Derived from audited numbers	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalent	521,205	559,631	87,744
Restricted cash	416,790	402,387	63,090
Short term investments	34,706	407,205	63,845
Notes receivable	-	6,450	1,011
Accounts receivable, net – a related party	100	-	-
Accounts receivable, net – third parties	576,796	1,670,567	261,926
Advances to suppliers – a related party	-	238	37
Advances to suppliers – third party	339,738	231,048	36,226
Inventories	819,515	1,109,854	174,013
Forward contract receivables	96,872	74,521	11,684
Deferred tax assets – current	2,717	2,718	426
Other receivables from related parties	399	625	98
Prepayments and other current assets	385,636	948,619	148,734

Total current assets	3,194,474	5,413,863	848,834

Property, plant and equipment, net	1,938,978	3,560,990	558,324
Land use rights, net	261,859	369,733	57,970
Intangible assets, net	951	1,702	267
Other assets	203,533	170,280	26,698
Deferred tax assets – non current	328	328	51
Goodwill	45,646	45,646	7,157
Capped call options	-	12,616	1,978
Advances to suppliers to be utilized beyond one year	234,577	213,386	33,457

Total assets	5,880,346	9,788,544	1,534,736

LIABILITIES
Current liabilities:
Accounts payable – a related party	-	40	6
Accounts payable – third parties	355,012	522,183	81,873
Notes payable – a related party	-	1,638	257
Notes payable – third parties	571,522	1,070,782	167,887
Accrued payroll and welfare expenses	96,854	166,608	26,122
Advances from third party customers	164,957	148,884	23,343
Other payables and accruals	456,416	658,470	103,242
Other payables – a related party	-	819	128
Income tax payables	92,200	61,194	9,594
Forward contract payables	13,064	6,667	1,045
Deferred tax liabilities – current	10,112	10,112	1,586
Bonds payable	-	1,023,970	160,547
Contingent liabilities	10,000	-	-
Short-term borrowings from third parties including current portion of long-term bank borrowings	1,171,776	2,043,705	320,430

Total current liabilities	2,941,913	5,715,072	896,060

Non-current liabilities:
Forward contract payables – non-current	-	3,586	562
Long-term borrowings	269,250	304,750	47,781
Guarantee liability	1,500	-	-
Accrued warranty costs – non-current		78,952	12,379
Convertible senior notes	-	401,144	62,895
Deferred tax liability – non-current	2,481	2,481	389

Total long term liabilities	273,231	790,913	124,006

Total liabilities	3,215,144	6,505,985	1,020,067

Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized; 95,078,242 and 92,732,278 shares issued and outstanding as of December 31, 2010 and September 30, 2011, respectively)	14	14	2
Additional paid-in capital	1,542,089	1,520,290	238,365
Statutory reserves	164,587	164,587	25,805
Other comprehensive loss	-	(802)	(125)
Retained earnings	958,512	1,598,470	250,622

Total JinkoSolar Holding Co., Ltd. shareholders’ equity	2,665,202	3,282,559	514,669

Total liabilities and equity	5,880,346	9,788,544	1,534,736